Tender for all Outstanding
              11 3/8% Senior Subordinated Notes Due 2009, Series A
                                 in Exchange for
              11 3/8% Senior Subordinated Notes Due 2009, Series B
                                       of
                              Falcon Products, Inc.


To Our Clients:

         We are enclosing herewith a Prospectus, dated ______________, 1999, of Falcon Products, Inc. a Delaware corporation (the "Company"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by the Company to exchange its 11 3/8% Senior Subordinated Notes Due 2009, Series B (the "New Notes"), the offer and sale of which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 11 3/8% Senior Subordinated Notes Due 2009, Series A (the "Original Notes") upon the terms and subject to the conditions set forth in the Exchange Offer.

         Please note that the Exchange Offer will expire at 12:00 midnight, New York City time, on __________________, 1999 unless extended.

         The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered.

         We are the holder of record of Original Notes held by us for your account. A tender of such Original Notes can be made only by us as the record holder and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Original Notes held by us for your account.

         We request instructions as to whether you wish to tender any or all of the Original Notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

         Pursuant to the Letter of Transmittal, each holder of Original Notes will represent to the Company that (i) the New Notes to be acquired by the Holder and each beneficial owner, if any, are being acquired in the ordinary course of business, (ii) neither the Holder nor any beneficial owner is an affiliate, as defined in Rule 405 of the Securities Act of the Company or any of the Company's subsidiaries, (iii) any person participating in the Exchange Offer with the intention or purpose of distributing New Notes received in exchange for Original Notes, including a broker-dealer that acquired Original Notes directly from the Company, but not as a result of market-making activities or other trading activities, will comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale of the New Notes acquired by such person, (iv) if the Holder is not a broker-dealer, the Holder and each beneficial owner, if any, are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in any distribution of the New Notes received in exchange for Original Notes, and (v) if the Holder is a broker-dealer that will receive New Notes for the Holder's own account in exchange for Original Notes, the Original Notes to be so exchanged were acquired by the Holder as a result of market-making or other trading activities and the Holder will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes received in the Exchange Offer. However, by so representing and acknowledging and by delivering a prospectus, the Holder will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

         Please complete the Instruction to Registered Holder From Beneficial Holder letter attached hereto and return it to us as soon as possible.


                                        Very truly yours,